UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2019 RESULTS1,2

Santiago, Chile, February 26, 2020 – CCU announced today its consolidated financial and operating results for the fourth quarter 2019, which ended December 31, 2019.

Variations against last year and 4Q18 ratios exclude the effects of the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction (the “Transaction”), which took place in 20183.

•       Consolidated Volumes increased 6.1%. Volume variation per Operating segment was as follows:

o   Chile 5.8%

o   International Business 8.6%

o   Wine (1.0)%

•       Net sales were up 5.0%

•       EBITDA reached CLP 119,765 million, a 4.4% expansion. Variation per Operating segment was as follows:

o   Chile 1.7%

o   International Business 4.8%

o   Wine 27.1%

•       Net income reached CLP 54,959 million, a drop of 9.9%

•       Earnings per share reached CLP 148.7 per share

Key figures	4Q19	4Q18	Total change %	YTD19	YTD18	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	9,177	8,648	6.1	30,032	28,530	5.3
Net sales	578,072	550,601	5.0	1,822,541	1,783,282	2.2
Gross profit	301,600	281,963	7.0	914,223	923,271	(1.0)
EBIT	92,289	87,342	5.7	230,808	259,879	(11.2)
EBITDA	119,765	114,704	4.4	335,829	353,168	(4.9)
Net income	54,959	60,967	(9.9)	130,142	149,532	(13.0)
Earnings per share (CLP)	148.7	165.0	(9.9)	352.2	404.7	(13.0)

Including the effect of the Transaction:
EBIT	92,289	87,250	5.8	230,808	468,722	(50.8)
EBITDA	119,765	114,612	4.5	335,829	562,011	(40.2)
Net income	54,959	62,698	(12.3)	130,142	306,891	(57.6)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 4Q19 compared to 4Q18, unless otherwise stated.

3 For further information about the Transaction see the Note 1- letter C, of our Consolidated Financial Statements.

PRESS RELEASE

COMMENTS FROM THE CEO

Variations against last year and 4Q18 ratios exclude the effects of the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction, which took place in 2018.

During 2019, CCU was able to deliver a solid performance in volumes by growing 5.3%, allowing us to surpass 30 million hectoliters, while either maintaining or gaining market share in our main categories. This accomplishment was achieved in a very challenging economic and social environment in all the geographies where we operate, and was the result of our continuous improvement in brand equity, innovation and commercial execution. In spite of higher volumes, EBITDA dropped 4.9%, to CLP 335,829 million and EBITDA margin contracted 138 bps, more than explained by negative external effects, mostly related to the sharp depreciation of the CLP and ARS against the USD. These effects were partially offset by higher volumes, as mentioned above, and efficiencies from the “ExCCelencia CCU” program. The FX variations generated an adverse estimated effect of CLP 45,314 million on EBITDA. Excluding this effect EBITDA would have expanded 7.9%. At Net income level, we decreased 13.0%, to CLP 130,142 million, primarily driven by the same reasons recently described.

In the fourth quarter of 2019, CCU’s consolidated volumes continued to grow with strong momentum, expanding 6.1%, supported by a 5.8% growth in the Chile Operating segment and an 8.6% increment in the International Business Operating segment, while the Wine Operating segment decreased 1.0%. Regarding financial results, EBITDA expanded 4.4% to CLP 119,765 million, posting a positive turnaround after three quarters of contraction during 2019. This performance was triggered by all operating segments and was the result of the higher volume, the implementation of revenue management initiatives and efficiencies, that more than offset the negative effects from the devaluation of the CLP and ARS against the USD, which depreciated 11.2%1 and 58.9%2, respectively, affecting our USD-denominated costs. The FX variations generated an unfavorable estimated effect of CLP 18,882 million on EBITDA. It is important to mention that it takes time to compensate a sharp devaluation of the currencies. However, we are particularly concentrated to do so, as we started to show during this quarter. MSD&A expenses as a percentage of Net sales increased by 46 bps. EBITDA margin contracted marginally by 11 bps to 20.7%. In terms of Net income, we decreased by 9.9% to CLP 54,959 million, mainly due to a high comparison base related to a non-recurrent positive effect during 4Q18, associated with a tax asset revaluation in Argentina. Excluding this gain, Net income would have expanded 1.5% during the quarter.

In the Chile Operating segment, our top-line rose 6.7%, supported by a sound performance in volumes, which expanded 5.8% allowing us to gain market share, and 0.8% higher average prices. Gross margin dropped by 30 bps, mostly caused by the higher USD-denominated costs from the weaker CLP against the USD, partially offset with efficiencies in manufacturing. MSD&A expenses as a percentage of Net sales increased by 54 bps. In all, EBITDA reached CLP 87,322 million, growing 1.7%, and EBITDA margin deteriorated 121 bps, from 26.2% to 25.0%.

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported a robust growth in volumes by expanding 8.6%, mainly driven by Argentina. However, Net sales grew 3.9% caused by a 4.4% average prices contraction in CLP, due to the 48.4%5 devaluation of the ARS against CLP, which was not fully compensated by price increases in local currency. Gross margin rose from 48.5% to 48.9%, explained by efficiency gains in manufacturing. MSD&A expenses as a percentage of Net sales deteriorated by 51 bps, associated with higher marketing activities concentrated during the quarter and the negative impact of inflation in Argentina. In all, EBITDA grew 4.8% to CLP 28,687 million, and EBITDA margin improved from 15.9% to 16.1%.

The Wine Operating segment posted a 1.2% increase in revenue, driven by a 2.3% rise in average prices, partially offset by a 1.0% drop in volumes. The higher prices in CLP were mainly as a consequence of a stronger USD on export revenues while the lower volume was largely associated with weaker exports, partly compensated by the Argentine domestic market, related to the recently acquired brands in Argentina. The Operating segment’s gross margin continued to recover, with an improvement of 563 bps, from 38.4% to 44.0%, primarily associated with lower cost of wine against last year. MSD&A expenses as a percentage of Net sales improved by 60 bps. In all, EBITDA reached CLP 13,364 million, an expansion of 27.1%, and EBITDA margin improved by 487 bps, from 19.0% to 23.9%.

In Colombia, where we have a joint venture with Postobón, during 2019 we exceeded 1.2 million hectoliters in volumes, more than doubling the 0.5 million hectoliters of 2018. Also, during the fourth quarter we continued in a strong upward trend by almost tripling our volumes. This positive performance was largely explained by Andina, our local mainstream beer launched in the first quarter 2019, and Natumalta, a malt-based non-alcoholic beverage launched in July 2019, reflecting a successful brand positioning. In 2020, we expect to produce our whole portfolio locally, including premium beer brands, and continue focusing on gaining scale and market share by developing a strategy that involves new consumer experiences, quality and innovation.

In 2019, CCU faced a challenging environment in the region, related to the devaluation of currencies, economic deceleration and massive social demonstrations, particularly in Chile. Nevertheless, we were able to move forward with our long-term strategic plan by achieving a very positive volume growth, continuing to strength our portfolio of brands, consolidating CCU’s market position and delivering further efficiency gains. Looking ahead, during 2020 we will keep working to consolidate our regional leadership as a multi-category beverage company and to deliver profitable and sustainable growth.

4 The CLP currency variation against the USD considers average of period (aop) compared to aop.

5 The ARS currency variation against the CLP or the USD considers 2019 end of period (eop) compared to 2018 eop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FOURTH QUARTER (Exhibit 1 & 3)

Variations against last year and 4Q18 ratios exclude the effects of the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction, which took place in 2018.

•       Net sales increased 5.0%, explained by a 6.1% growth in consolidated volumes partially compensated by a contraction of 1.1% on average prices in CLP. Volume growth was driven by a 5.8% expansion in the Chile Operating segment and an 8.6% increment in the International Business Operating segment, while the Wine Operating segment declined 1.0%. The fall in average prices in CLP was more than explained by the 4.4% drop in the International Business Operating segment, associated with the 48.4%5depreciation of the ARS against the CLP, which was not fully compensated by price increases in local currency. This effect was partially compensated by a 0.8% growth in the Chile Operating segment, as a result of revenue management efforts and positive mix effects, and a 2.3% rise in the Wine Operating segment, as a consequence of a stronger USD on export revenues.

•       Cost of saleswas up 2.9%, explained by the 6.1% expansion in volumes and the 3.0% drop in Cost of sales per hectoliter. The Chile Operating segment reported a 1.4% growth in Cost of sales per hectoliter, driven by the increase in USD-linked costs from the 11.2%4 depreciation of the CLP against the USD, partially compensated by efficiencies in manufacturing and procurement and lower costs of aluminum and PET. In the International Business Operating segment, the Cost of sales per hectoliter in CLP decreased 5.2%, primarily due to a currency translation effect, given that in local currency Cost of sales per hectoliter increased as a result of higher USD-linked costs, mainly explained by the 58.9%5 depreciation of the ARS against the USD, and the impact of inflation, partially compensated with efficiencies gains in manufacturing and procurement. In the Wine Operating segment, the Cost of sales per hectoliter decreased by 7.1%, impacted by a lower cost of wine that more than offset the effect of the depreciation of the CLP against the USD on our packaging materials linked to this currency.

•       Gross profitreached CLP 301,600 million, a 7.0% increment, resulting in a 96 bps gain in our Gross margin, from 51.2% to 52.2%, as a consequence of the effects described above.

•       MSD&Aexpenses grew by 6.3%, and MSD&A as a percentage of Net sales increased by 46 bps. In the Chile Operating segment, MSD&A as a percentage of Net sales rose 54 bps, partially compensated by scale benefits and efficiencies. In the International Business Operating segment, MSD&A as a percentage of Net sales deteriorated by 51 bps, concentrated in Argentina, associated with higher marketing activities during the quarter and the impact of inflation. In the Wine Operating segment, MSD&A as a percentage of Net sales improved by 60 bps, from 25.6% to 25.0%.

•       EBIT reached CLP 92,289 million, an increase of 5.7%, posting a positive turnaround after three quarters of contraction during 2019. This performance was triggered by all operating segments and was the result of higher volumes, the implementation of revenue management initiatives and efficiencies, that more than offset the negative effects from the devaluation of the CLP and ARS against the USD, which depreciated 11.2%4 and 58.9%5, respectively, affecting our USD-denominated costs.

•       EBITDAwas up 4.4%, reaching CLP 119,765 million explained by a 27.1% jump in the Wine Operating segment, a 4.8% increment in the International Business Operating segment and a 1.7% growth in the Chile Operating segment. EBITDA margin dropped marginally
 11 bps, from 20.8% to 20.7%.

•       Non-operating resulttotalized a loss of CLP 13,006 million, an increase of 370.6% when compared with a loss of CLP 2,764 million last year, primarily due to: (i) a decrease of CLP 2,650 million in Results as per adjustment units, largely explained by the application of Hyperinflation accounting in Argentina, (ii) higher loss in Foreign currency exchange by CLP 2,455 million, mostly concentrated in Argentina, (iii) higher Net financial expenses by CLP 2,030 million, mainly caused by an increase in debt and financial costs in Argentina, (iv) a lower result in other gains/(losses) by CLP 2,229 million, explained by a drop in gains on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, and (v) a lower result in Equity and income of JVs and associated by CLP 878 million, caused by a lower financial result in Colombia.

•       Income taxesreached CLP 18,146 million, expanding 0.5% from last year, mostly explained by a positive non-recurrent effect of CLP 6,822 million in 4Q18, associated with a tax asset revaluation in Argentina, which more than offset a lower taxable income.

•       Net incomereached CLP 54,959 million, a contraction of 9.9%, mainly due to a high comparison base related to the non-recurrent positive effect mentioned above. Excluding this gain, Net income would have expanded 1.5% during the quarter.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FULL YEAR 2019 (Exhibit 2 & 4)

Variations against last year and 4Q18 ratios exclude the effects of the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction, which took place in 2018.

•       Net salesincreased 2.2%, driven by a 5.3% volume growth (excluding Bolivia1, volumes grew 4.2%), which was partially offset by a 2.9% decline in average prices in CLP. Consolidated volume growth was mostly supported by a 7.6% (excluding Bolivia6, volumes grew 3.9%) and 4.9% expansion in the International Business and Chile Operating segments, respectively, while the Wine Operating segment grew 0.5%. The 2.9% lower average prices in CLP was caused by the 10.8% drop in the International Business Operating segment, primarily explained by the 48.4%5 depreciation of the ARS against the CLP, not fully compensated with price increases in local currency, which ended below inflation. In the Chile Operating segment average prices were flat, given that higher promotional activities were partially offset with revenue management initiatives and positive mix effects. In the Wine Operating segment, the average prices expanded 2.3%, as a consequence of the stronger USD on export revenues.

•       Cost of salesincreased 5.6% largely explained by the 5.3% expansion in volumes. Cost of sales per hectoliter was up 0.3%. The Chile Operating segment reported a 2.7% growth in Cost of sales per hectoliter, explained by the increase in USD-linked costs from the 9.7%4 depreciation of the CLP against the USD, partially compensated by efficiencies in manufacturing and procurement and lower costs of aluminum and PET. In the International Business Operating segment, the Cost of sales per hectoliter in CLP increased 0.6%, primarily due to the impact of the 58.9%5 depreciation of the ARS against the USD on USD-linked costs, as well as the effects of inflation in Argentina, partially offset by currency translation effects, given the devaluation of the ARS against the CLP, and efficiencies gains in manufacturing and procurement. In the Wine Operating segment, the Cost of sales per hectoliter decreased by 3.8%, associated with a lower cost of wine.

•       Gross profitreached CLP 914,223 million, a decrease of 1.0%, resulting in 161 bps fall in Gross margin, as a consequence of the effects described above.

•       MSD&Aexpenses were up 4.2% and, as a percentage of Net sales, rose by 74 bps from 37.9% to 38.7%. In the Chile Operating segment, MSD&A as a percentage of Net sales increased marginally 15 bps while in the International Business Operating segment rose by 236 bps, due to the impact of high inflation in Argentina. In the Wine Operating segment, MSD&A as a percentage of Net sales expanded 81 bps.

•       EBIT reached CLP 230,808 million, a decrease of 11.2%, more than explained by negative external effects, mostly related to the sharp depreciation of the CLP and ARS against the USD. These effects were partially offset by higher volumes and efficiencies from the “ExCCelencia CCU” program.

•       EBITDAreached CLP 335,829 million, a decrease of 4.9%, more than explained by the International Business Operating segment, which reported a decline of 37.6% partially compensated by the 25.2% and 0.3% increase in the Wine and Chile Operating segments, respectively. Accordingly, our consolidated EBITDA margin contracted by 138 bps, from 19.8% to 18.4%.

•       Non-operating resulttotalized a loss of CLP 45,187 million, a 36.8% increase when compared with a loss of CLP 33,041 million in 2018, primarily as a result of: (i) a higher loss of CLP 8,997 million in Results as per adjustment units, mainly explained by the application of Hyperinflation accounting in Argentina, and (ii) a lower result in Equity and income of JVs and associated by CLP 5,616 million, explained by a lower financial result in Colombia. These effects were partially compensated by a better result in Foreign currency exchange by CLP 1,722 million, and a lower Net financial expenses by CLP 1,574 million, due to higher Cash and cash equivalents maintained during the first part of the year for Tax and dividend payments, mainly related to the results from both ongoing operations and the Transaction3.

•       Income taxesreached CLP 39,976 million, 35.6% less than 2018, mainly explained by a lower consolidated taxable income.

•       Net incomereached CLP 130,142 million, a decrease of 13.0%, primarily driven by the reasons recently described.

6 CCU began to consolidate Bolivia as of August 9, 2018.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FOURTH QUARTER
1. CHILE OPERATING SEGMENT

In the Chile Operating segment, our top-line rose 6.7%, supported by a sound performance in volumes, which expanded 5.8% allowing us to gain market share, and 0.8% higher average prices. Gross margin dropped by 30 bps, mostly caused by the higher USD-denominated costs from the weaker CLP against the USD, partially offset with efficiencies in manufacturing. MSD&A expenses as a percentage of Net sales increased by 54 bps. In all, EBITDA reached CLP 87,322 million, growing 1.7%, and EBITDA margin deteriorated 121 bps, from 26.2% to 25.0%.

Regarding innovation in the brand portfolio, in beer we introduced Escudo Ambar during the quarter with positive results. Cachantun, our main brand in the water category, celebrated a hundred years old by launching a new image with a transparent look for both the bottle and the label. This change is aligned with global trends of naturalness and it facilitates the recycling process. In the juice category, we added Watt’s Selección Cranberry, a unique flavor in the local market made with selected fruits from the south of Chile.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported a robust growth in volumes by expanding 8.6%, mainly driven by Argentina. However, Net sales grew 3.9% caused by a 4.4% average prices contraction in CLP, due to the 48.4%5 devaluation of the ARS against CLP, which was not fully compensated by price increases in local currency. Gross margin rose from 48.5% to 48.9%, explained by efficiency gains in manufacturing. MSD&A expenses as a percentage of Net sales deteriorated by 51 bps, associated with higher marketing activities concentrated during the quarter and the negative impact of inflation in Argentina. In all, EBITDA grew 4.8% to CLP 28,687 million, and EBITDA margin improved from 15.9% to 16.1%.

In Argentina we recently introduced Imperial Golden, a limited edition beer for the summer which continues consolidating a solid track of innovation within this brand. In addition, Imperial continued sponsoring Rugby and Polo, introducing regarding the latter “Imperial Beer House” an exclusive space located in the Palermo polo field, which offers visitors a unique location to enjoy the largest polo tournament in the world together with an attractive gastronomic experience. Along with Imperial, our premium cider brand 1888 began sponsoring La Dolfina Polo Team, strengthening our commitment with this sport in Argentina.

3. WINE OPERATING SEGMENT

The Wine Operating segment posted a 1.2% increase in revenue, driven by a 2.3% rise in average prices, partially offset by a 1.0% drop in volumes. The higher prices in CLP were mainly as a consequence of a stronger USD on export revenues while the lower volume was largely associated with weaker exports, partly compensated by the Argentine domestic market, related to the recently acquired brands in Argentina. The Operating segment’s gross margin continued to recover, with an improvement of 563 bps, from 38.4% to 44.0%, primarily associated with lower cost of wine against last year. MSD&A expenses as a percentage of Net sales improved by 60 bps. In all, EBITDA reached CLP 13,364 million, an expansion of 27.1%, and EBITDA margin improved by 487 bps, from 19.0% to 23.9%.

Regarding innovation, we incorporated Viñamar Zero to our portfolio, a sparkling wine made from 100% Moscatel grapes from the Elqui Valley and elaborated through an innovative process to reduce alcohol content, which manages to preserve all the characteristics of a traditional sparkling wine but with less than 0.5° of alcohol and with a third of the calories content of a traditional one.

The efforts on sustainability, specifically in terms of energy efficiency and effectiveness of sustainable practices, allowed Viña San Pedro Tarapacá to obtain the first place in the category “Amorim Sustainability Award” in The Drinks Business Green Awards. In addition, in Chile we successfully introduced TAYU 1865, a wine of Viña San Pedro produced in collaboration with the Mapuche Community of Buchahueico in the Araucanía Region. This effort represents a unique associative and sustainable production model.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•       Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.

•       International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in the Argentina, Uruguay, Paraguay and Bolivia.

•       Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.

•       Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Fourth Quarter 2019)
Fourth Quarter	2019	2018	Total
	(CLP million)		Change %
Net sales	578,072	550,601	5.0
Cost of sales	(276,471)	(268,638)	2.9
% of Net sales	47.8	48.8
Gross profit	301,600	281,963	7.0
MSD&A	(214,440)	(201,692)	6.3
% of Net sales	37.1	36.6
Other operating income/(expenses)	5,128	7,071	(27.5)
EBIT	92,289	87,342	5.7
EBIT margin %	16.0	15.9
Net financial expenses	(6,806)	(4,777)	42.5
Equity and income of JVs and associated	(764)	114	(767.9)
Foreign currency exchange differences	(3,858)	(1,404)	174.9
Results as per adjustment units	(1,840)	811	(326.9)
Other gains/(losses)	262	2,491	(89.5)
Non-operating result	(13,006)	(2,764)	370.6
Income/(loss) before taxes	79,282	84,578	(6.3)
Income taxes	(18,146)	(18,049)	0.5
Net income for the period	61,136	66,529	(8.1)

Net income attributable to:
The equity holders of the parent	54,959	60,967	(9.9)
Non-controlling interest	(6,177)	(5,562)	11.0

EBITDA	119,765	114,704	4.4
EBITDA margin %	20.7	20.8

Including the effect of the Transaction:
EBIT	92,289	87,250	5.8
EBIT margin %	16.0	15.8
EBITDA	119,765	114,612	4.5
EBITDA margin %	20.7	20.8
Net income (attributable to equity holders of the parent)	54,959	62,697	(12.3)

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	148.7	165.0	(9.9)
Earnings per ADR (CLP)	297.5	330.0	(9.9)

Depreciation	27,477	27,362	0.4
Capital Expenditures	44,100	41,377	6.6

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Twelve months ended on December 31, 2019)
YTD as of December	2019	2018	Total
	(CLP million)		Change %
Net sales	1,822,541	1,783,282	2.2
Cost of sales	(908,318)	(860,011)	5.6
% of Net sales	49.8	48.2
Gross profit	914,223	923,271	(1.0)
MSD&A	(704,571)	(676,129)	4.2
% of Net sales	38.7	37.9
Other operating income/(expenses)	21,157	12,738	66.1
EBIT	230,808	259,879	(11.2)
EBIT margin %	12.7	14.6
Net financial expenses	(14,603)	(16,177)	(9.7)
Equity and income of JVs and associated	(16,432)	(10,816)	51.9
Foreign currency exchange differences	(9,054)	(10,776)	(16.0)
Results as per adjustment units	(8,255)	742	(1,212.5)
Other gains/(losses)	3,157	3,984	(20.8)
Non-operating result	(45,187)	(33,041)	36.8
Income/(loss) before taxes	185,622	226,838	(18.2)
Income taxes	(39,976)	(62,123)	(35.6)
Net income for the period	145,646	164,715	(11.6)

Net income attributable to:
The equity holders of the parent	130,142	149,532	(13.0)
Non-controlling interest	(15,504)	(15,184)	2.1

EBITDA	335,829	353,168	(4.9)
EBITDA margin %	18.4	19.8

Including the effect of the Transaction:
EBIT	230,808	468,722	(50.8)
EBIT margin %	12.7	26.3
EBITDA	335,829	562,011	(40.2)
EBITDA margin %	18.4	31.5
Net income (attributable to equity holders of the parent)	130,142	306,891	(57.6)

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	352.2	404.7	(13.0)
Earnings per ADR (CLP)	704.4	809.4	(13.0)

Depreciation	105,021	93,289	12.6
Capital Expenditures	140,488	131,440	6.9

PRESS RELEASE

Exhibit 3: Segment Information (Fourth Quarter 2019)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2019	2018	YoY %	2019	2018	YoY %	2019	2018	YoY %
Volumes	6,009	5,678	5.8	2,848	2,622	8.6	344	348	(1.0)
Net sales	349,388	327,601	6.7	178,586	171,884	3.9	55,896	55,216	1.2
Net sales (CLP/HL)	58,146	57,701	0.8	62,698	65,552	(4.4)	162,261	158,685	2.3
Cost of sales	(158,118)	(147,278)	7.4	(91,226)	(88,561)	3.0	(31,280)	(34,009)	(8.0)
% of Net sales	45.3	45.0		51.1	51.5		56.0	61.6
Gross profit	191,269	180,323	6.1	87,360	83,323	4.8	24,616	21,207	16.1
% of Net sales	54.7	55.0		48.9	48.5		44.0	38.4
MSD&A	(121,958)	(112,593)	8.3	(70,918)	(67,374)	5.3	(13,987)	(14,148)	(1.1)
% of Net sales	34.9	34.4		39.7	39.2		25.0	25.6
Other operating income/(expenses)	890	1,368		4,014	3,954		107	1,388
EBIT	70,201	69,098	1.6	20,456	19,903	2.8	10,737	8,447	27.1
EBIT margin	20.1	21.1		11.5	11.6		19.2	15.3
EBITDA	87,322	85,825	1.7	28,687	27,378	4.8	13,364	10,514	27.1
EBITDA margin	25.0	26.2		16.1	15.9		23.9	19.0
Including the effect of the Transaction:
EBIT	70,201	69,098	1.6	20,456	19,903	2.8	10,737	8,447	27.1
EBITDA	87,322	85,825	1.7	28,687	27,378	4.8	13,364	10,514	27.1

	4. Other/eliminations			Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2019	2018	YoY %	2019	2018	YoY %
Volumes	(24)			9,177	8,648	6.1
Net sales	(5,799)	(4,101)	41.4	578,072	550,601	5.0
Net sales (CLP/HL)				62,988	63,671	(1.1)
Cost of sales	4,153	1,211	242.8	(276,471)	(268,638)	2.9
% of Net sales				47.8	48.8
Gross profit	(1,646)	(2,890)	(43.1)	301,600	281,963	7.0
% of Net sales				52.2	51.2
MSD&A	(7,577)	(7,577)	0.0	(214,440)	(201,692)	6.3
% of Net sales				37.1	36.6
Other operating income/(expenses)	117	361		5,128	7,071
EBIT	(9,106)	(10,106)	(9.9)	92,289	87,342	5.7
EBIT margin				16.0	15.9
EBITDA	(9,607)	(9,014)	6.6	119,765	114,704	4.4
EBITDA margin				20.7	20.8
Including the effect of the Transaction:
EBIT	(9,106)	(10,198)	(10.7)	92,289	87,250	5.8
EBITDA	(9,607)	(9,106)	5.5	119,765	114,612	4.5

PRESS RELEASE

Exhibit 4: Segment Information (Twelve months ended on December 31, 2019)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2019	2018	YoY %	2019	2018	YoY %	2019	2018	YoY %
Volumes	19,802	18,868	4.9	8,899	8,273	7.6	1,395	1,389	0.5
Net sales	1,164,304	1,109,574	4.9	464,487	483,926	(4.0)	212,322	206,519	2.8
Net sales (CLP/HL)	58,798	58,807	(0.0)	52,194	58,494	(10.8)	152,166	148,689	2.3
Cost of sales	(540,048)	(501,256)	7.7	(248,881)	(230,069)	8.2	(128,764)	(133,272)	(3.4)
% of Net sales	46.4	45.2		53.6	47.5		60.6	64.5
Gross profit	624,256	608,318	2.6	215,607	253,857	(15.1)	83,558	73,247	14.1
% of Net sales	53.6	54.8		46.4	52.5		39.4	35.5
MSD&A	(429,093)	(407,243)	5.4	(210,156)	(207,531)	1.3	(55,596)	(52,409)	6.1
% of Net sales	36.9	36.7		45.2	42.9		26.2	25.4
Other operating income/(expenses)	5,266	1,586		14,202	8,790		515	1,829
EBIT	200,429	202,662	(1.1)	19,653	55,116	(64.3)	28,477	22,667	25.6
EBIT margin	17.2	18.3		4.2	11.4		13.4	11.0
EBITDA	266,731	265,811	0.3	46,730	74,914	(37.6)	38,303	30,602	25.2
EBITDA margin	22.9	24.0		10.1	15.5		18.0	14.8
Including the effect of the Transaction:
EBIT	200,429	202,662	(1.1)	19,653	266,345	(92.6)	28,477	22,667	25.6
EBITDA	266,731	265,811	0.3	46,730	286,143	(83.7)	38,303	30,602	25.2

	4. Other/eliminations			Total
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2019	2018	YoY %	2019	2018	YoY %
Volumes	(64)			30,032	28,530	5.3
Net sales	(18,573)	(16,736)	11.0	1,822,541	1,783,282	2.2
Net sales (CLP/HL)				60,686	62,506	(2.9)
Cost of sales	9,375	4,585	104.5	(908,318)	(860,011)	5.6
% of Net sales				49.8	48.2
Gross profit	(9,198)	(12,152)	(24.3)	914,223	923,271	(1.0)
% of Net sales				50.2	51.8
MSD&A	(9,727)	(8,946)	8.7	(704,571)	(676,129)	4.2
% of Net sales				38.7	37.9
Other operating income/(expenses)	1,174	533		21,157	12,738
EBIT	(17,750)	(20,565)	(13.7)	230,808	259,879	(11.2)
EBIT margin				12.7	14.6
EBITDA	(15,935)	(18,159)	(12.2)	335,829	353,168	(4.9)
EBITDA margin				18.4	19.8
Including the effect of the Transaction:
EBIT	(17,750)	(22,952)	(22.7)	230,808	468,722	(50.8)
EBITDA	(15,935)	(20,545)	(22.4)	335,829	562,011	(40.2)

PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31	December 31
	2019	2018
	(CLP million)
ASSETS
Cash and cash equivalents	196,369	319,014
Other current assets	592,913	621,993
Total current assets	789,282	941,007

PP&E (net)	1,097,534	1,021,267
Other non current assets	466,875	443,591
Total non current assets	1,564,409	1,464,858
Total assets	2,353,691	2,405,865

LIABILITIES
Short term financial debt	68,386	62,767
Other liabilities	414,896	582,957
Total current liabilities	483,282	645,724

Long term financial debt	261,769	228,185
Other liabilities	165,712	142,839
Total non current liabilities	427,481	371,025
Total Liabilities	910,763	1,016,749

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(137,503)	(151,048)
Retained earnings	902,863	868,482
Total equity attributable to equity holders of the parent	1,328,054	1,280,127
Non - controlling interest	114,873	108,989
Total equity	1,442,927	1,389,116
Total equity and liabilities	2,353,691	2,405,865

OTHER FINANCIAL INFORMATION

Total Financial Debt	330,155	290,952

Net Financial Debt	133,786	(28,062)

Liquidity ratio	1.63	1.46
Total Financial Debt / Capitalization	0.19	0.17
Net Financial Debt / EBITDA	0.40	(0.05)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 26, 2020